SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                     HUNGARIAN TELEPHONE & CABLE CORPORATION

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)


                                   4455421030

                                 (Cusip Number)

                                Wayne Wirtz, Esq.
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736

                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 8, 1999

             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

(Page 1 of 13 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  4455421030        13D                      PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            SBC COMMUNICATIONS INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                43-1301883
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                            2,565,587
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                       2,565,587

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                         2,565,587

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES                                     [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   21.4%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  4455421030        13D                      PAGE 3 OF 15 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                              AMERITECH CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                36-3251481
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                            2,565,587
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                       2,565,587

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                         2,565,587

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES                                     [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   21.4%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                               CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  4455421030        13D                      PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      AMERITECH INTERNATIONAL, INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                36-3707086
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                            2,565,587
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                       2,565,587

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                         2,565,587

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES                                     [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   21.4%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

2
--------------------------------------------------------------------------------
CUSIP NO.  4455421030        13D                      PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON        AMERITECH INTERNATIONAL DENMARK CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                36-4202222
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                            2,565,587
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              ------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                       2,565,587

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                         2,565,587

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES                                     [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   21.4%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  4455421030        13D                      PAGE 6 OF 13 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              AMERITECH DENMARK FUNDING CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               36-4221487
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                            2,565,587
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                       2,565,587

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                         2,565,587

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES                                     [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   21.4%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  4455421030        13D                      PAGE 7 OF 13 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 AMERITECH DENMARK HOLDINGS, L.L.C.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                            2,565,587
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                       2,565,587

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                         2,565,587

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES                                     [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   21.4%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  4455421030        13D                      PAGE 8 OF 13 PAGES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      AMERITECH LUXEMBOURG S.A.R.L.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [    ]
                                                                  (B)  [    ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [   ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Luxembourg
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER                                      0
NUMBER OF
SHARES            --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER                            2,565,587
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER                                 0
PERSON
WITH              --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER                       2,565,587

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                         2,565,587

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES                                     [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   21.4%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to common stock, par value $.001 per share
(the "Shares"), of Hungarian Telephone & Cable Corporation, a company organized under the laws of state of Delaware (the "Company"). The Shares trade on the American Stock Exchange. The principal executive office of the Company is 100 First Stamford Place, Stamford, CT 06902.



ITEM 2.  IDENTITY AND BACKGROUND

(a) and (b)
         SBC Communications Inc. is a Delaware corporation ("SBC"), with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of SBC. SBC is a communications holding company whose subsidiaries and affiliates provide communications services, including landline and wireless telecommunications services and equipment, directory advertising, publishing services, and Internet access services.

     Ameritech Corporation ("Ameritech") is a Delaware corporation and a wholly-owned subsidiary of SBC with its principal office and principal place of business at 30 South Wacker Drive, Chicago, Illinois 60606. Ameritech provides communications services, including local and long distance telephone, cellular, paging, directory advertising, security monitoring, cable TV, electronic commerce and on-line services.

     Ameritech International, Inc. ("Ameritech International") is a Delaware corporation and a wholly-owned subsidiary of Ameritech with its principal office and principal place of business at 255 West Randolph Street, Chicago, Illinois 60606. Ameritech International provides a wide range of communications services outside of the United States.

     Ameritech International Denmark Corporation ("AIDC") is a Delaware corporation and a wholly-owned subsidiary of Ameritech International with its principal office and principal place of business at 255 West Randolph Street, Chicago, Illinois 60606. AIDC provides a wide range of communications services.

          Ameritech Denmark Funding Corporation ("ADFC") is a Delaware corporation. All of the common stock of ADFC is owned by AIDC. ADFC also has outstanding shares of Stated Rate Auction Preferred Stock, Series A, Series B, Series C and Series D, which are held by institutional third party investors. ADFC invests in telecommunications businesses and other investments. The address of its principal office and principal place of business is 30 South Wacker Drive, Chicago, Illinois 60606.

          Ameritech Denmark Holdings, L.L.C. ("ADH-LLC") is a Delaware limited liability company. The Class A Membership Interest in ADH-LLC is owned by ADFC and the Class B Membership Interest in ADH-LLC is owned by AIDC. ADH-LLC invests in telecommunications businesses and other investments. The address of its principal office and principal place of business is 30 South Wacker Drive, Chicago, Illinois 60606. ADH-LLC owns all of the outstanding share capital of Ameritech Luxembourg S.a.r.l., a limited liability company organized under the laws of Luxembourg ("Ameritech Luxembourg").

     Ameritech Luxembourg is a Luxembourg limited liability company and a wholly-owned subsidiary of AIDC with its principal office and principal place of business at 15, rue de la Chapelle, L-1325, Luxembourg. Ameritech Luxembourg provides a wide range of communication services and manages Danish communication holdings in Luxembourg.

     Ameritech, Ameritech International, AIDC, ADFC, ADH-LLC, and Ameritech Luxembourg are collectively referred to as the "Ameritech Entities."

(c) Per Instruction C, the name, business address, and principal occupation of each executive officer and director of SBC is set forth in Exhibit I hereto and incorporated herein by reference.

(d) During the last five years, neither SBC nor the Ameritech Entities, nor, to the best of their knowledge, any of their directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither SBC nor the Ameritech Entities, nor, to the best of their knowledge, any of their executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) SBC and all of the Ameritech Entities, except for Ameritech Luxembourg, are incorporated in the State of Delaware. Ameritech Luxembourg is incorporated in the country of Luxembourg. Each executive officer and director of SBC is a citizen of the United States except for SBC director Carlos Slim Helu, who is a citizen of Mexico.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Tele Danmark A/S ("Tele Danmark") originally purchased 420,908 Shares of the Company pursuant to a Stock Purchase Agreement dated as of July 1, 1997 between the Company and Tele Danmark (the "Share Agreement"). Tele Danmark paid the Purchase Price by exchanging shares it held in two Hungarian companies. On October 7, 1997, Tele Danmark purchased an additional 548,250 Shares in exchange for shares it held in two Hungarian companies. On May 12, 1999, Tele Danmark purchased an additional 1,571,429 shares for $11,000,000 pursuant to a stock purchase agreement ("1999 Purchase Agreement").

ITEM 4.  PURPOSE OF TRANSACTION.

         SBC acquired indirect record ownership of the Shares upon the closing, on October 8, 1999, of SBC's acquisition of Ameritech pursuant to an Agreement and Plan of Merger dated May 10, 1998. Ameritech purchased an ownership interest in Tele Danmark on January 12, 1998. As of the date of filing, SBC owns 41.6% of the outstanding ordinary shares of Tele Danmark. SBC at the present time has no plans or proposals that relate to, or would result in, any of the transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Ameritech Luxembourg directly beneficially owns 90,000,000 shares of Tele Danmark representing 41.6% of the outstanding stock of Tele Danmark. Ameritech Luxembourg has the right to nominate six members of the twelve member Tele Danmark Board of Directors. As described in Item 2, each of the remaining Ameritech entities indirectly beneficially owns the Shares by virtue of its indirect ownership of Ameritech Luxembourg. SBC possesses ultimate beneficial ownership of the Shares by virtue of its sole ownership of all of the Ameritech Entities.

(b) Each of the Ameritech Entities has power to vote, or dispose of, the shares of Tele Danmark by virtue of its ownership of Ameritech Luxembourg. However, SBC has ultimate sole power to vote, or dispose of, such shares by virtue of its sole ownership of the Ameritech entities.

(c)  None

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Under the Share Agreement, for so long as Tele Danmark owns at least 300,000 Shares, Tele Danmark has the right to nominate one representative for election to the Company's Board of Directors and has pre-emptive rights to maintain its current ownership percentage in the Company's outstanding common stock. A copy of the Share Agreement is attached as Exhibit II.

         Under the 1999 Purchase Agreement, Tele Danmark agreed, until May 11, 2000, not to transfer any Shares subject to that Agreement without the prior written consent of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Directors and Executive Officers of SBC Communications Inc.  Exhibit I hereto.

Share and Purchase Agreement dated as of July 1, 1997 between the Company and Tele Danmark. Exhibit II hereto.

Joint Filing Agreement.  Exhibit III



                                    SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SBC COMMUNICATIONS INC.




Dated: February ______, 2000   By:
                                   --------------------------------------------
                                                 James S. Kahan
                                        Senior Executive Vice President,
                                             Corporate Development




Dated: February ______, 2000   By:
                                   --------------------------------------------
                                               Edward A. Mueller
                                    President-SBC International Operations,

                                                     On behalf of:
                                             AMERITECH CORPORATION
                                         AMERITECH INTERNATIONAL, INC.
                                   AMERITECH INTERNATIONAL DENMARK CORPORATION
                                          AMERITECH LUXEMBOURG S.a.r.l.
                                      AMERITECH DENMARK FUNDING CORPORATION
                                        AMERITECH DENMARK HOLDINGS, L.L.C.

                                  EXHIBIT INDEX



Exhibit No.    Description                                            Page No.

     I         Directors and Executive Officers
               of SBC Communications, Inc.

    II Share Disposition and Purchase Agreement, dated as of October 27, 1997

   III         Joint Filing Agreement